FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

11 March 2020
HSBC HOLDINGS PLC

Notice of Annual General Meeting

HSBC Holdings plc (the "Company") has now published its Notice of Annual General Meeting ("AGM") which is due to be held at the Queen Elizabeth Hall, Southbank Centre, Belvedere Road, London, SE1 8XX, United Kingdom at 11:00am on Friday, 24 April 2020.

The AGM is an important event in the Company's corporate calendar. It provides the board of directors (the "Board") with an opportunity to engage with shareholders and for shareholders to agree resolutions that provide the Board with the ability to manage the business and affairs of the Company between AGMs.

In view of the evolving Coronavirus (Covid-19) situation and public health concerns, the Board is monitoring closely how matters develop over the coming weeks. Some governments of countries where Coronavirus has become widespread have taken action to prohibit the gathering of large groups of people or otherwise advised against large congregations of people in an attempt to minimise or delay the spread of the Coronavirus.  While at present the UK Government has not issued any such guidance, as we have seen in recent days and weeks, the situation can change rapidly.  The health of the Company's shareholders, as well as its employees and customers, is of paramount importance.

The Board encourages shareholders to watch the Company's website and regulatory news services for any updates in relation to the AGM that may need to be provided.

In the meantime, the Board encourages shareholders to submit their proxies as early as possible, even if they intend to attend the meeting in person, as the situation may change (e.g. shareholders may be restricted from travelling or there may be restrictions on how the meeting itself may be held or conducted).

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 March 2020